Exhibit 99.1

CLICK HOLDINGS LIMITED AND SUBSIDIARIES

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Condensed Consolidated Balance Sheets as of June 30, 2025 and December 31, 2025	F-2

Unaudited Condensed Consolidated Statements of Operations for the Six Months Ended December 31, 2024 and 2025	F-3

F-1

CLICK HOLDINGS LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2025	December 31, 2025	December 31, 2025
	HKD	HKD	US$
	(Audited)	(Unaudited)	(Unaudited)
Assets:
Current assets
Cash and cash equivalents	10,550,555	10,154,559	1,301,867
Accounts receivable, net	18,247,872	24,398,604	3,128,026
Prepaid expenses and other current assets	3,245,314	5,760,962	738,585
Income tax receivable	326,500	—	—
Total current assets	32,370,241	40,314,125	5,168,478

Property and equipment, net	917,802	880,575	112,894
Right-of-use assets, net	5,861,057	4,928,608	631,873
Goodwill	69,517,007	131,483,596	16,856,871
Intangible assets, net	31,081,283	65,543,422	8,403,003
Financial asset – contingent consideration asset	1,680,000	5,710,000	732,051
Total non-current assets	109,057,149	208,546,201	26,736,692

Total assets	141,427,390	248,860,326	31,905,170

Liabilities and Shareholders’ equity:
Liabilities:
Current liabilities
Accounts payable	3,854,800	4,752,029	609,234
Accrued expenses and other current liabilities	5,196,071	5,468,587	701,102
Short-term lease liabilities	1,882,220	1,917,187	245,793
Income tax payable	—	221,843	28,441
Total current liabilities	10,933,091	12,359,646	1,584,570

Long-term lease liabilities	3,978,837	3,011,421	386,080
Deferred tax liabilities	5,128,412	10,715,665	1,373,803
Total non-current liabilities	9,107,249	13,727,086	1,759,883

Total liabilities	20,040,340	26,086,732	3,344,453

Commitment and contingencies	—	—	—

Shareholders’ equity:
Ordinary shares, without par value, 500,000,000 shares authorized, 1,145,401 shares and 3,263,033 shares issued and outstanding as of June 30, 2025 and December 31, 2025, respectively*	105,823,675	204,546,467	26,223,906
Accumulated deficit	(4,164,717)	(1,538,663)	(197,265)
Total equity attributable to equity holders of the Company	101,658,958	203,007,804	26,026,641
Non-controlling interests	19,728,092	19,765,790	2,534,076
Total shareholders’ equity	121,387,050	222,773,594	28,560,717

Total liabilities and shareholders’ equity	141,427,390	248,860,326	31,905,170

*	Gives retroactive effect to reflect the 1-for-30 share consolidation of the ordinary shares on October 7, 2025.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-2

CLICK HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Six months ended December 31,
	2024	2025	2025
	HKD	HKD	US$
Revenue	37,533,266	59,004,370	7,564,663
Cost of revenue	30,251,120	46,507,846	5,962,544
Gross profit	7,282,146	12,496,524	1,602,119

Operating expenses:
General and administrative	3,809,507	9,085,593	1,164,821
Selling and marketing	164,884	740,220	94,900
Total operating expenses	3,974,391	9,825,813	1,259,721

Income from operations	3,307,755	2,670,711	342,398

Other income (expense):
Government subsidies	10,132	—	—
Interest income	11,900	3,681	472
Interest expense	(90,819)	(100,913)	(12,938)
Other miscellaneous income	1,003,482	155,608	19,950
Total other income	924,563	58,376	7,484

Income before provision for income taxes	4,232,318	2,729,087	349,882
Income tax expense	(582,201)	(65,335)	(8,376)
Net income	3,650,117	2,663,752	341,506
Less: net income attributable to non-controlling interests	—	(37,698)	(4,833)
Net income attributable to equity holders of the Company	3,650,117	2,626,054	336,673

Basic and diluted earnings per ordinary share*	7.74	1.55	0.20

Weighted average number of ordinary shares outstanding – basic and diluted*	471,304	1,697,846	1,697,846

*	The weighted average number of ordinary shares for the purpose of basic earnings per ordinary share has been adjusted for the 1-for-30 share consolidation of the ordinary shares on October 7, 2025.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-3